EXHIBIT 12

                           CARNIVAL CORPORATION
                   RATIO OF EARNINGS TO FIXED CHARGES
                      (in thousands, except ratios)



                                                  Nine Months Ended August 31,
                                                       1995         1994
Net Income                                          $366,863      $311,713
Income tax expense                                    11,096        11,208

Income before income tax benefit                     377,959       322,921

Fixed Charges:
  Interest expense, net                               48,583        36,738
  Interest portion of rental expense (1)               1,266         1,769
  Capitalized interest                                13,359        16,006
Total Fixed Charges                                   63,208        54,513

Fixed Charges Not Currently Affecting Income:
   Capitalized interest                               13,359        16,006

Earnings before fixed charges                       $427,808      $361,428

Ratio of earnings to fixed charges                       6.8 x         6.6 x


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(1) Represents one-third of rental expense, which Company management believes to be representative of the interest portion of rental expense.